UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2013

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: April 23, 2013

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

CAMTEK RECEIVES A FOLLOW ON ORDER FOR ITS NEXT GENERATION XACT SYSTEM

Xact is Camtek’s revolutionary sample preparation system

MIGDAL HAEMEK, Israel – April 23, 2013 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced that it has received an order and completed the installation of an Xact200 system – Camtek’s next generation revolutionary TEM Sample Preparation System. This is a follow on order from a previous purchase of the tool over a year ago.

Shrinking feature dimensions and advances in material complexity require a scale of analysis only possible through Transmission Electron Microscope (TEM) processes.  Xact200 performs cutting-edge TEM sample preparation in line with Semiconductor and Nanotechnology roadmap requirements, for next generation physical Failure Analysis and characterization.

Roy Porat, Camtek’s Chief Executive Officer, commented, “Camtek penetrated the Sample Preparation market with the acquisition of SELA in 2010. This order represents a milestone after over a year in which we invested a lot of efforts in improving and maturing the product. I am pleased with the progress we have made with Xact200, and look forward to seeing additional installations in the coming months.”

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.